GULFTERRA MANAGEMENT, L.L.C.        GulfTerra Energy Partners, L.P.
 1001 Louisiana Street                      4 Greenway Plaza
  Houston, Texas 77002                    Houston, Texas 77046

                        February 19, 2004

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn: Michael Pressman

          Re:  Withdrawal of El Paso Energy Management, L.L.C.
               and El Paso Energy Partners, L.P. Joint
               Registration Statement on Forms S-1 and S-3
               (Registration No. 333-97963)

Dear Mr. Pressman:

     GulfTerra Management, L.L.C. ("Management"), a Delaware limited liability company, was formerly known as El Paso Energy Management, L.L.C. GulfTerra Energy Partners, L.P., a Delaware limited partnership ("GTM") was formerly known as El Paso Energy Partners, L.P. Management and GTM refer to the Joint Registration Statements on Forms S-1 and S-3 (Registration No. 333-97963) (the "Registration Statement") filed by El Paso Energy Management, L.L.C. and El Paso Energy Partners, L.P. on August 12, 2002. No securities have been offered or sold under the Registration Statement. Management and GTM obtained the funding contemplated by the Registration Statement by alternative means. In addition, Management and GTM have decided that the transactions contemplated by the Registration Statement are no longer feasible due to current market conditions.
     As a result, the undersigned hereby respectfully request that the Registration Statement be withdrawn in accordance with Rules 477(a) and (c) under the Securities Act of 1933, as amended.
                              Very truly yours,

                              GULFTERRA MANAGEMENT, L.L.C.

                              By:  /s/ David L. Siddall
                                 -------------------------
                              Name:    David L. Siddall
                              Title:   Vice President, Associate
                                       General Counsel and
                                       Corporate Secretary


                              GULFTERRA ENERGY PARTNERS, L.P.

                              By:  /s/ David L. Siddall
                                  ------------------------
                              Name:    David L. Siddall
                              Title:   Vice President, Associate
                                       General Counsel and
                                       Corporate Secretary